UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Legg Mason BW Global Income Opportunities Fund Inc.

(Name of Issuer)

Mandatory Redeemable Preferred Stock (Series A)

(Title of Class of Securities)

52469B 2#6

(CUSIP Number)

Jeffrey L. Stainton

Vice President and Associate General Counsel

The Western and Southern Life Insurance Company

400 Broadway

Cincinnati, OH 45202

(513) 629-2014

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52469B 2#6		13G

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Western and Southern Life Insurance Company IRS Employer Identification No. 31-0487145

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ See Item 4.
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None.

	6.	Shared Voting Power 200. See item 4.

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 200. See item 4.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200. See item 4.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 50%

12.	Type of Reporting Person (See Instructions) IC

13G

Item 1.
	(a)	Name of Issuer Legg Mason BW Global Income Opportunities Fund Inc.
	(b)	Address of Issuer’s Principal Executive Offices 620 Eighth Avenue, 49th, New York, New York 10018

Item 2.
	(a)	Name of Person Filing The Western and Southern Life Insurance Company
	(b)	Address of the Principal Office or, if none, Residence 400 Broadway, Cincinnati, Ohio 45202
	(c)	Citizenship Ohio
	(d)	Title of Class of Securities Mandatory Redeemable Preferred Stock (Series A)
	(e)	CUSIP Number 52469B 2#6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☒	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 200
(b) Percent of class: 50%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote None.
(ii) Shared power to vote or to direct the vote 200
(iii) Sole power to dispose or to direct the disposition of None.
(iv) Shared power to dispose or to direct the disposition of 200.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Western and Southern has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of an aggregate of 200 shares of the Issuer’s Mandatory Redeemable Preferred Stock (Series A) which amount includes: (i) 100 shares held by Western-Southern Life Assurance Company, a wholly owned subsidiary of Western and Southern, (ii) 50 shares held by Integrity Life Insurance Company, a wholly owned subsidiary of Western and Southern, and (iii) 50 shares held by National Integrity Life Insurance Company, a wholly owned subsidiary of Western and Southern.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

13G

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2015
Date
/s/ Jeffrey L. Stainton
Signature
Jeffrey L. Stainton, Vice President
Name/Title